UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 000-30574

ALLSHIPS LTD.
(Translation of registrant's name into English)

c/o CARDIFF MARINE INC. ATHENS SHIPPING OFFICE OMEGA BUILDING 80 KIFISSIAS AVENUE MAROUSSI GR 151 25
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the proxy statement and proxy card of AllShips Ltd. (the "Company") for the Company's 2012 Annual General Meeting of Shareholders scheduled to be held on May 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSHIPS LTD.

Dated: May 1, 2012	By:	/s/ George Economou
	Name:	George Economou
	Title:	Chairman and President

Exhibit 1

ALLSHIPS LTD.

May 1, 2012

TO THE SHAREHOLDERS OF
ALLSHIPS LTD.

We are pleased to have completed the redomiciliation of AllShips Ltd. (the "Company") from Bermuda to the Republic of the Marshall Islands, which was approved by our shareholders at the special general meeting held on March 17, 2008, and the increase in the number of authorized common shares under our Articles of Incorporation to 10,000,000,000 common shares, which was approved by our shareholders at the 2009 Annual General Meeting of Shareholders held on May 20, 2009.  The increase in the number of authorized common shares became effective pursuant to the filing of the Company's Amendment to the Articles of Incorporation on July 29, 2010. In connection with the transfer of domicile and increase in the number of authorized common shares, we have sent a letter of transmittal to our shareholders containing instructions for you to exchange your existing share certificates for new share certificates evidencing these changes. Shareholders are encouraged to follow the instructions contained in the letter of transmittal, and the cover letter accompanying such letter of transmittal, in order to receive the new share certificates.

*****

Enclosed is a Notice of the Meeting of the Company, which will be held at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on May 24, 2012 at 16:00 local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two directors ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2012 ("Proposal Two");

3.	To ratify the annual fees of the executive officers and directors ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.  Adoption of Proposals Two and Three requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chairman and President

ALLSHIPS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 24, 2012

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of AllShips Ltd. (the "Company") will be held at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on May 24, 2012 at 16:00 local time, for the following purposes, of which items 1, 2 , and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two directors ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2012 ("Proposal Two");

3.	To ratify the annual fees of the executive officers and directors ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 23, 2012 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Niki Fotiou
Director, Chief Financial Officer and Corporate Secretary

May 1, 2012
Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON May 24, 2012
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of AllShips Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual General Meeting of Shareholders to be held at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on May 24, 2012 at 16:00 local time or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 1, 2012.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 23, 2012 (the "Record Date"), the Company had outstanding 4,799,902,350 shares of common stock, par value $0.00016666666667 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders. There is currently no trading market for the Common Shares.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Corporate Secretary of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has two directors on the board of directors.  As provided in the Company's By-laws, each director is elected to serve until the next annual general meeting of shareholders and until such director's successor is duly elected and qualified, except in the event of such director's death, resignation, removal or earlier termination of his term of office.  Accordingly, the board of directors has nominated Mr. George Economou and Ms. Niki Fotiou, both current directors, for election as directors whose term would expire at the Company's 2013 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
George Economou	59	Chairman and President
Niki Fotiou	42	Director, Chief Financial Officer and Corporate Secretary
Certain biographical information about each of these individuals is set forth below.

George Economou has served as President and Chairman of the Company's Board of Directors since August 2004. Mr. Economou has over 30 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of DryShips Inc., or DryShips, since its incorporation in 2004.  He successfully took DryShips public in February 2005 on NASDAQ under the trading symbol "DRYS."  Mr. Economou has overseen the growth of DryShips into the largest U.S.-listed drybulk company in fleet size and revenue and the second largest Panamax owner in the world. DryShips subsequently invested in and developed its majority-owned subsidiary, Ocean Rig UDW Inc. (NASDAQ: ORIG), or Ocean Rig UDW, an owner of rigs and ships involved in ultra-deep water drilling.  Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW.  Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee.  Since 2010, Mr. Economou has also been a member of the board of directors of Danaos Corporation.  Apart from his shipping interests, Mr. Economou has also invested in real estate.  Mr. Economou is a graduate of Massachusetts Institute of Technology in the United States and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Niki Fotiou has served as Director, Chief Financial Officer and Corporate Secretary since 2009. Ms. Fotiou is also the Senior Vice President Head of Accounting and Reporting of DryShips. From 1992 to 2006, Ms. Fotiou worked for PricewaterhouseCoopers and Deloitte, reaching the position of Senior Manager, where she conducted financial audits in accordance with U.S. Generally Accepted Auditing Standards and International Standards on Auditing. She also worked during this period for Hyatt International Trade and Tourism Hellas as Group Internal Auditor. From July 2006 to December 2009, Ms. Fotiou served as the Group Controller of Cardiff Marine Inc. She is a member of the Association of Chartered Certified Accountants, the Association of Certified Accountants and Auditors of Greece, the Associaton of Certified Internal Auditors and the Hellenic Chamber of Commerce. She is a graduate of the University of Cape Town in South Africa with a Βachelor of Commerce degree.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2012.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING FEBRUARY 28, 2012.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

RATIFICATION OF THE ANNUAL FEES OF THE EXECUTIVE OFFICERS AND DIRECTORS

The board of directors is submitting for ratification at the meeting the annual fees for the Chairman, President, Chief Financial Officer and Corporate Secretary.

The Chairman and President will receive an annual fee of $25,000, the Chief Financial Officer an annual fee of $15,000 and the Corporate Secretary an annual fee of $4,000.

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPROVAL OF THE ANNUAL FEES OF THE EXECUTIVE OFFICERS AND DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matters come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Niki Fotiou
Director, Chief Financial Officer and Corporate Secretary

May 1, 2012
Athens, Greece

0

ALLSHIPS LTD.

Proxy for Annual General Meeting of Shareholders on May 24, 2012

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints George Economou and Niki Fotiou, and each of them, with full power of substitution and power to act alone, as proxies to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Allships Ltd., to be held May 24, 2012 at 16:00 local time at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ALLSHIPS LTD.

May 24, 2012

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230300000000000000 4 052412

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒**

1. ELECTION OF DIRECTORS:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:

○ GEORGE ECONOMOU DIRECTOR
○ NIKI FOTIOU DIRECTOR

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING FEBRUARY 28, 2012.	☐	☐	☐
3. RATIFICATION OF THE ANNUAL FEES OF THE EXECUTIVE OFFICERS AND DIRECTORS.	☐	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.